New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
richard.daly@broadridge.com; chris.perry@broadridge.com; tim.gokey@broadridge.com; shareholder@broadridge.com; board.directors@mnk.com; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie;

August 5, 2021

Board of Directors - All Members	Mr. Angus Russell, Chairman
Mallinckrodt Plc.	Mr. Mark Trudeau, Director
53 Frontage Road, Shelbourne Building	Mr. David Carlucci, Director
Hampton, N.J. 08827	Mr. J. Martin Carroll, Director
Mr. Paul R. Carter, Director
Mr. David Norton, Director
Ms. Anne C. Whitaker, Director
Ms. Joann Reed, Director
Mr. Kneeland Youngblood, Director
Mr. Carlos V. Paya, M.D., Ph. D., Director

Broadridge, Inc.	Mr. Richard Daly, Executive Chairman
1155 Long Island Avenue	Mr. Chris Perry, President
Edgewood, N.Y. 11717	Mr. Tim Gokey, Chief Executive Officer

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:  August 2, 2021, Letter Attempting to Clarify Shareholder Oppression Order - Mallinckrodt Plc.

Ladies and Gentlemen of the Board (the "Board"):

The Buxton Helmsley Group, Inc. ("BHG") is in receipt of your August 2, 2021, letter, by way of BHG's Delaware counsel.  Thank you for your belated response, nearly a month after we sent our July 7, 2021, letter, attempting to now back-pedal on your shareholder oppression order, being you clearly realized you oppressed us far too much for your election to be at all legitimate.

You cannot go into an "election" telling your shareholders voting is prohibited (through an actual restraining order issued by a court), then attempt to reverse course three-quarters of the way through the "election" cycle because you realized you over-oppressed your constituency.  Your order oppressing this shareholder base's rights, § 1(e), clearly states "any action seeking to remove … any directors or officers of any Debtor" is prohibited.  That includes voting, unequivocally.  You also said "any action" to "elect" "any directors or officers of the Debtor" (the order, § 1(e)).  It is then very crystal clear that voting was precluded.  BHG attempted to pare down your order at the time you were threatening BHG to accept the order or endure the vexatious litigation you initiated, but your legal counsel refused to pare down that order (stated it was vague and broad on purpose), which I am sure you wish they had now.  The irony of how such pernicious intentions backfire so organically is nearly laughable (though, violations of the law are not a laughing matter).  You do not get to (conveniently) now, days before the "election" date, try to make an exception because you realized you over-oppressed your shareholders.  You have been on notice for months upon months, after BHG having already referenced numerous times in letters to the Board, the Companies Act of 2014, § 212, explicitly prohibits shareholder oppression "the powers of the directors of [a] company being exercised in a manner oppressive to … any members", under any circumstances.  As also referenced in the August 2, 2021, letter sent to the Board, shareholder rights are clearly also explicitly preserved during even insolvency proceedings, as statutorily mandated by the Companies Act of 2014, § 680.  Beyond that, this Board actually thinks any shareholder is going to trust the word of our fiduciaries (especially after shareholders are already labeled as "adversaries") that they will not retaliate further, when the retaliation against shareholders so far was already prohibited by, and in violation of, the Mallinckrodt Guide to Business Conduct?  Shareholders long ago lost trust in our fiduciaries, and are now fearful of them due to your absolute coercion and illegal oppression.  You clearly do not even follow your rules that are set in stone and that you took an actual oath to, so why would we trust you that you will "follow your word" in follow-on correspondence?  You have left your shareholder base entirely frightened and confused, fatally ending this democracy long ago, after your oppression of every right of this shareholder base.  If you think your private letter to BHG resolves the fear and confusion of this entire shareholder base (confusion as to how all of our rights could be stripped of us, given our protection under Irish law, but not confused at all about knowing that all of our statutory rights have been stripped), that is preposterous.  There is no recourse at this point, even if you attempted to restore shareholder rights, as you cannot enter an "election" cycle with having already precluded shareholder proposals and director nominations (both, absolute rights of this shareholder base under the Act, § 1104).  It is impossible to be compliant with the Act, § 175, when you already are ongoingly violating and obstructing the Act, § 212.  Your "have your cake and eat it, too" attitude with your attempt of forcing a carve-out once you realize the order is too illegal for your comfort, in attempt to restore the legitimacy of your election, is more than a little late.  The order was illegal to begin with under the Companies Act of 2014, § 212, yet you have you continued to perpetuate it, interfering with your own election and rendering it entirely invalid.  And, again, if the order "only applied" to those shareholders "acting in concert" (giving this Board the ability to cherry-pick shareholders whom are classified as "acting in concert", whether "directly" or "indirectly", yet coercing/including the entire shareholder base as being possibly included in that group of shareholders being targeted with retaliation only because they are dissident from this Board), that is further illegal under the Companies Act of 2014, § 1100, absolutely prohibiting prejudicial treatment of shareholders.  You told the court that the order was so vague on purpose, to be a "catch-all" order.  You even so self-destructively went so far as to make it even more vague by adding the condition of actions being "direct" or "indirectly" in violation, so that you had every opportunity to retaliate against shareholders for practically any possible "action", when you already explicitly precluded voting, director nomination submissions, any shareholder proposals, and virtually everything else under the sun.  Plausible deniability when you stated your intentions already, and they now do not suit you, is not an option.  As the famous quote from Laurel and Hardy goes, "well, here's another fine mess you have gotten us into".  That is what the Board members in support of this absolute sham should be saying to each other.  BHG finds it hard to believe that absolutely all of you condone such illegal and corrupt behavior, and that none of you have made it clear you do not stand by such corruptness by attempting to save face with this shareholder base.

In that August 2, 2021, letter to BHG, your legal counsel also singlehandedly impeached this Board with their statement that "for the avoidance of doubt, the exercise of voting rights remains subject to the Companies Act 2014 of Ireland and the Memorandum and Articles of Association of Mallinckrodt plc".  You just confessed your injunctive order, given the Companies Act of 2014 (the "Act"), § 212, illegally oppressed this shareholder base through its textual prohibition of "any actions" to "elect" or "remove" directors (your oppressive order is so very crystal clear).  Do you not realize that Act and our articles of association (which you just admitted you have no right to deviate from) also protect the absolute rights of shareholders to submit shareholder proposals (the Act, § 1104) and submit director nominations (a right of the Mallinckrodt Plc. articles of association, and also the Act, § 1104, being such a director nomination is a matter of business to be placed on the agenda of a meeting for being voted on by shareholders). Those protected rights go far beyond voting. You precluded those nominations and "matters to be acted upon by Mallinckrodt shareholders" under your then-illegal injunctive order, rendering this meeting entirely invalid.

You then also went so far as disallowing the facilitation of shareholder rights being exercised through financial intermediaries (an absolute requirement under the Act, § 1110, that you entirely obstructed), by precluding BHG, among other financial intermediaries (technically, even any of our prime brokerage firms that BHG clears and custodies assets through), of our ability to exercise the rights of our clients as they instruct us to, including the submission of shareholder proposals and director nominations - both rights protected under the Mallinckrodt Plc. articles of association and the Companies Act of 2014, which - again - you just admitted you have no right to deviate from.  For instance, a shareholder that was a client of BHG, was required (under the Act, § 1110) to be able to instruct BHG to exercise their shareholder rights through BHG submitting a director nomination (such as myself) or a shareholder proposal (for example, dismissing all directors for cause due to violations of the Companies Act of 2014, our articles of association, and the Mallinckrodt Plc. Guide to Business Conduct, due to its prohibition of retaliation against shareholders raising integrity concerns/issues) on their behalf, yet you precluded that exercise of shareholder rights by financial intermediaries in a way that would allow you to hold BHG (or any other financial intermediary) in contempt of court, if they exercised those shareholder rights of clients, on behalf of those clients - a direct obstruction of the Act, § 1110.  Further rendering your election invalid, any shares that are not cast by shareholders because they know they are precluded from voting or are afraid to do so due to your oppression, as a standard practice by most brokerages, will be artificially voted in line with the Board's self-interested advice on the shareholder ballots to re-elect all Board members.

Thank you for the admissions of the documents that you must abide by when it comes to the operations of this Company - perhaps, you should start actually abiding by them, but you are a little late.

We (really, you) also should analyze this statement of your counsel, in their August 2, 2021, letter to BHG:

"We have made no investigation into, and make no comment or admission in respect of, the title or rights Mr. Parker, The Buxton Helmsley Group and/or parties acting in concert with them assert or may assert in respect of shares in Mallinckrodt plc or any right or interest in respect of such shares."

You mean to tell me that (even having retained the top law firm in Ireland, Arthur Cox) you do not know the rights of your own shareholders, as directors of this company (the company you are legally responsible for running in compliance with Irish law)?  And you wonder why I tell you to pick whether you lack competency or ethics…  You just proved your absolute calculated denial, negligence, and/or corruptness, and that you are "sticking your head in the sand" for your convenience, when your shareholders are literally laying the statutes you are violating in your lap. Your willful intent to violate Irish law and our corporate charter is clear, when you just admitted you have no right to do so.

I will also point out how ludicrous you sound when you attempt to tell this shareholder base that calling a shareholder meeting to vote you all out would cause "irreparable harm", legally enjoin us from doing so for that reason, then turn around and tell this shareholder base "we are going to hold a meeting now," then shareholders speak up that the election is a sham because you have precluded our rights to even vote, then you say "oh no, it is your legal right to vote us out".  What kind of con do you think you are pulling over the eyes of your shareholders, the United States Bankruptcy Court, and - more importantly - the Government of Ireland?

So, nice try of reversing course, but it is impossible to rectify your admitted illegal infringement on shareholder rights, and especially when it comes to shareholder proposals and director nominations, when the ballots are already out.  Your ballots, and this meeting as a whole, are therefore entirely fatally tampered and manufactured as a result of your now-admitted illegal oppression of shareholder rights, rendering them entirely invalid.  You were a little late in realizing your actions were illegal, to say the least.  You are now irrefutably illegally in your positions, as of August 13, 2021, you will be in violation of the Act, § 175, and you will be illegally acting as directors, as your tenures will have expired and you will not have been lawfully re-elected.  It is pretty hard (impossible) to be lawfully and legitimately re-elected when you have precluded the voting from occurring to begin with (among everything else you have illegally precluded).  Phantom votes (by brokerages) in line with the Board's self-interested recommendations due to shares not being voted, as a result of your preclusion of the act of voting, are not a re-election.  I do not believe that Broadridge will subscribe to such a pipe dream.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.